SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Non Union Plan #46840 – TransCanada 401(k) and Savings
TransCanada USA Services Inc., 717 Texas Street, Suite 2400
Houston, Texas 77002

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TransCanada Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

NON UNION PLAN #46840 – TRANSCANADA 401(K) AND SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
FINANCIAL STATEMENTS	3
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008
Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009 and 2008 Notes to Financial Statements
SUPPLEMENTAL SCHEDULE	10
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year) as of December 31, 2009
SIGNATURE
EXHIBITS
The following exhibits are filed herewith:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm Exhibit 23.2 Consent of Independent Registered Public Accounting Firm
NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

TRANSCANADA 401(K) AND SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF AND FOR THE YEARS ENDING DECEMBER 31, 2009 AND 2008
AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Report of Independent Registered Public Accounting Firm

Plan Administrator
TransCanada 401(k) and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the TransCanada 401(k) and Savings Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Plan as of and for the year ended December 31, 2008 were audited by other auditors whose report dated June 29, 2009, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TransCanada 401(k) and Savings Plan as of December 31, 2009, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Omaha, Nebraska
June 28, 2010

Report of Independent Registered Public Accounting Firm

Plan Administrator
TransCanada 401(k) and Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of the TransCanada 401(k) and Savings Plan (the Plan) as of December 31, 2008, and the related statement of changes in net assets available for plan benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the TransCanada 401(k) and Savings Plan as of December 31, 2008, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Eide Bailly LLP

Greenwood Village, Colorado
June 29, 2009

TRANSCANADA 401(K) AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (dollars)	2009	2008
Assets
Investments at fair value (Note 3)	86,550,113	52,033,338
Participant loans	2,739,001	2,221,944
Employer contribution receivable	340,914	325,246
Net Assets Available for Benefits	89,630,028	54,580,528

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(K) AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31 (dollars)	2009	2008
Additions
Contributions
Employee contributions	11,812,969	10,734,252
Employer contributions	8,237,669	7,225,751
Employee rollover (Note 6)	748,563	1,487,978
	20,799,201	19,447,981

Investment Income
Net increase in fair value of investments (Note 3)	16,135,526	-
Interest and dividend income	1,543,219	2,185,648

Transfer of assets (Note 6)	-	2,191,333
Total Additions	38,477,946	23,824,962

Deductions
Benefits paid to participants	3,388,161	3,422,638
Administrative expenses	40,285	31,389
Net decrease in fair value of investments (Note 3)	-	24,432,612
Total Deductions	3,428,446	27,886,639

Increase/(Decrease) in Net Assets Available for Benefits	35,049,500	(4,061,677)

Net Assets Available for Benefits
Beginning of Year	54,580,528	58,642,205
End of Year	89,630,028	54,580,528

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(K) AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1:    DESCRIPTION OF PLAN

The following description of the TransCanada 401(k) and Savings Plan (the Plan) provides only general information.  Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for retirement benefits. Any employee of TransCanada USA Services Inc. (TCUSA or the Company) or its subsidiaries that has attained the age of 21 and is not covered by a collective bargaining agreement may participate. The Plan excludes non-resident persons with no income from a United States source and non-resident persons who have been non-residents for a period of not less than 183 days.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In August 2008, TransCanada Corporation (TransCanada), parent company of TCUSA, acquired the Ravenswood power generating facility (Ravenswood) from National Grid plc (National Grid). Historically, Ravenswood non-union employees had participated in the KeySpan Energy 401(k) Plan for Management Employees sponsored by National Grid. Employee rollovers into the Plan are discussed further in Note 6.

The Board of Directors of TCUSA has appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan’s assets.

Vesting

Participants are immediately vested in their contributions (including rollovers), employer contributions and any earnings thereon.  Employee rollovers are amounts transferred to the Plan from another qualified plan at the participant's request.

Payment of Benefits

Participants are eligible to request a distribution of their vested amounts upon retirement, death, total and permanent disability, severance of employment with the Company or, in very limited circumstances, in the event of financial hardship.  Distributions are made in the form of a lump-sum payment or a rollover to another qualified account.

A participant’s normal retirement age is 65, however, a participant may elect to withdraw all or a portion of their contributions after the age of 59½, subject to certain conditions.  A participant may receive pension benefits commencing on or after age 55 provided they have terminated their employment with the Company.

Participants may elect to withdraw all or a portion of their vested matching and profit sharing contributions that have been in their account for at least 24 months and after they have at least 60 months of participation in the Plan.

Forfeitures

As participants are immediately 100 per cent vested in their account balance, there are no forfeitures.

Employee and Employer Contributions

Each year, participants may voluntarily agree to contribute up to the lesser of 60 per cent of their compensation, as defined by the Plan document, and $16,500 (2008 - $15,500), subject to certain limitations under the Internal Revenue Code (the Code). Participants age 50 and older may contribute an additional $5,500. In addition, employees may contribute up to 100 per cent of bonuses paid by the Company. The Company will match 100 per cent of each participant’s contributions up to five per cent of the participant’s compensation.  The Company may make annual discretionary profit sharing contributions in an amount to be determined at year end by TCUSA’s Board of Directors.  In 2009, the Company made discretionary contributions of $1,931,551 (2008 - $1,629,435).

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings.  Earnings are allocated by the fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.  Plan expenses are generally paid by the Company, which is the Plan Sponsor.  Affected participant accounts are charged expenses related to participant loans.

Participants are responsible for investment decisions relating to the investment of assets in their account.  The Trustee carries out all investing transactions on behalf of the participant.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 per cent of their vested account balance, reduced by the highest outstanding loan balance in their account during the prior 12 month period.  Loan terms range from one to five years for general loans or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a reasonable interest rate, as determined by TCUSA (the Plan Administrator), based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the loan.  The interest rate on loans outstanding at December 31, 2009 and 2008 ranged from 4.25 per cent to 9.25 per cent.  Principal and interest are paid through payroll deductions.

Investments in TransCanada Corporation

Stock of TransCanada is available to participants in the Plan. A participant’s portfolio may consist of up to ten per cent of TransCanada stock.

Administrative Expenses

The Plan Administrator is responsible for filing all required reports on behalf of the Plan.  The Company provides or pays for certain accounting, legal and management services on behalf of the Plan.  The Company has not charged the Plan for these expenses or services.

Plan Termination

Although it has not expressed any intent to do so, with approval from its Board of Directors, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

NOTE 2:    SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on a going concern basis and do not purport to reflect the financial status of the Plan if it were terminated.  These financial statements present the aggregate financial position of the Plan and provide no information about the portion of assets attributable to any individual member or group of members. Amounts are stated in U.S. dollars unless otherwise indicated.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

Basis of Accounting

These financial statements are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of shares is determined by quoted prices in active markets using the closing sale price on the last business day of the Plan year.

Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

Net Increase/(Decrease) in Fair Value of Investments consists of:  (1) the unrealized gains or losses on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year.

Purchases and sales of securities are recorded on a trade-date basis.  Realized gains and losses from security transactions are reported on the average-cost basis.

Participant loans are valued at the outstanding balances.

Contributions and Payment of Benefits

Contributions are recorded in the period in which they become obligations of the Company.  Benefits are recorded when paid.

Concentration of Risk

The Plan’s exposure to credit loss in the event of nonperformance of investments managed by the Trustee is limited to the carrying value of such instruments.  The Plan’s concentrations of credit risk, interest rate risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

NOTE 3:    INVESTMENTS

The Plan utilizes various investments, including common stock funds and mutual funds.  Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

Fair Value Hierarchy

The Plan’s financial assets and liabilities recorded or disclosed at fair value have been categorized into three categories based upon a fair value hierarchy.  Fair value of assets and liabilities included in Level I is determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level II include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly.  This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs.  Level III valuations are based on inputs that are not readily observable and are significant to the overall fair value measurement.  Assets measured at fair value on a recurring basis are classified as follows.  There were no transfers between any categories in 2009 or 2008.

December 31, 2009 (dollars)	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Mutual funds
Equity growth	49,632,190	-	-	49,632,190
Balanced	20,580,769	-	-	20,580,769
Fixed income	8,307,211	-	-	8,307,211
Money market	6,760,608	-	-	6,760,608
	85,280,778	-	-	85,280,778
Common stock and other	1,269,335	-	-	1,269,335
	86,550,113	-	-	86,550,113

December 31, 2008 (dollars)	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Mutual funds
Equity growth	26,768,484	-	-	26,768,484
Balanced	12,478,845	-	-	12,478,845
Fixed income	6,005,310	-	-	6,005,310
Money market	6,407,816	-	-	6,407,816
	51,660,455	-	-	51,660,455
Common stock and other	372,883	-	-	372,883
	52,033,338	-	-	52,033,338

Significant Investments

The following is a summary of investments which represented five per cent or more of the Plan’s Net Assets Available for Benefits:

December 31 (dollars)	2009	2008
Fidelity Diversified International Fund	10,142,561	5,930,660
Fidelity Retirement Money Market Fund	6,760,608	6,407,816
Fidelity Equity Income Fund	6,066,308	3,497,184
Artisan Mid Cap Value Fund	5,880,187	2,977,990
Baron Asset Fund	5,548,515	3,330,223
Fidelity U.S. Bond Index Fund	5,356,634	4,094,943
Fidelity Freedom 2020 Fund ®	4,998,374	3,351,955

Net Increase/(Decrease) in Fair Value of Investments

Net Increase/(Decrease) in Fair Value of Investments by major category (including investments purchased, sold and held during the year) as determined by quoted market prices was as follows:

Year ended December 31 (dollars)	2009	2008
Mutual funds	15,883,193	(24,322,207)
Common stock and other	252,333	(110,405)
Net Increase/(Decrease) in Fair Value of Investments	16,135,526	(24,432,612)

NOTE 4:    INCOME TAXES

The Plan was a prototype plan designed by the Trustee.  The Internal Revenue Service has determined and informed the Company, by a letter dated October 9, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.  Effective December 15, 2009, the Plan has been restated to a volume submitter plan.  A determination letter filing process is underway.  The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.  The Plan is exempt from federal income taxes.  Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

NOTE 5:    PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity, the Trustee as defined by the Plan, therefore these transactions qualify as party-in-interest.

In 2009, the Company incurred $39,649 (2008 - $27,950) of administrative expenses, as described in Note 1, on behalf of the Plan.  The Company has not charged the Plan for these expenses.

At December 31, 2009, Plan investments included $1,268,207 (2008 – $371,740) of TransCanada common stock and $1,128 (2008 – $1,143) in a TransCanada stock purchase account.

NOTE 6:    TRANSFER OF ASSETS AND ROLLOVERS

The transfer in 2008 related to employee accounts transferred into the Plan as a result of the Company’s acquisition of Great Lakes Transmission Limited Partnership in 2007.  This transfer related to participant accounts that transferred into the Plan for reason other than a benefit event.

In 2008, employee rollovers included $1,050,668 for amounts transferred into the Plan as a result of TransCanada acquiring Ravenswood in August 2008. As of the acquisition date, the Ravenswood employees were provided a one-time option to transfer their outstanding loan balances and associated account balances from their previous benefit plan to the Plan. These transfers occurred in October 2008.  Employees who did not take advantage of this option may transfer their account balances at any time to the Plan.

NOTE 7:    SUBSEQUENT EVENTS

Subsequent events have been assessed up to June 28, 2010, which is the date the financial statements were available for issuance.

TRANSCANADA 401(K) AND SAVINGS PLAN

EIN #: 98-0460263
PLAN #: 001

FORM 5500 SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value (US dollars)

*	Fidelity Diversified International Fund	Mutual Fund	10,142,561
*	Fidelity Retirement Money Market Fund	Mutual Fund	6,760,608
*	Fidelity Equity Income Fund	Mutual Fund	6,066,308
	Artisan Mid Cap Value Fund	Mutual Fund	5,880,187
	Baron Asset Fund	Mutual Fund	5,548,515
*	Fidelity U.S. Bond Index Fund	Mutual Fund	5,356,634
*	Fidelity Freedom 2020 Fund®	Mutual Fund	4,998,374
*	Fidelity Export & Multinational Fund	Mutual Fund	4,425,953
*	Fidelity Dividend Growth Fund	Mutual Fund	4,281,696
*	Spartan ® U.S. Equity Index Fund	Mutual Fund	3,937,806
	RS Partners A	Mutual Fund	3,341,317
*	Fidelity Freedom 2015 Fund	Mutual Fund	3,174,745
*	Fidelity Freedom 2025 Fund	Mutual Fund	2,960,559
*	Fidelity Freedom 2030 Fund®	Mutual Fund	2,885,487
*	Fidelity Fund	Mutual Fund	2,634,896
*	Fidelity Inflation Protected Bond Fund	Mutual Fund	2,269,168
*	Fidelity Aggressive Growth Fund	Mutual Fund	2,239,078
*	Fidelity Freedom 2035 Fund	Mutual Fund	2,184,294
*	Fidelity Freedom 2010 Fund®	Mutual Fund	2,131,701
	Hartford Growth Y	Mutual Fund	1,133,873
*	Fidelity Freedom 2040 Fund®	Mutual Fund	975,094
*	Fidelity Freedom Income Fund®	Mutual Fund	681,409
*	Fidelity Freedom 2050 Fund	Mutual Fund	489,070
*	Fidelity Freedom 2045 Fund	Mutual Fund	364,406
*	Fidelity Freedom 2000 Fund®	Mutual Fund	277,160
*	Fidelity Freedom 2005 Fund	Mutual Fund	139,879
	Total Mutual Funds		85,280,778

*	TransCanada Corporation	Common Stock	1,268,207
*	TransCanada Corporation	Stock Purchase Account	1,128

	Participant Loans	Interest rates ranging from 4.25% to 9.25% maturing through 2024	2,739,001
	Total Investments		89,289,114

*  Represents a party-in-interest (Note 5).

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, TransCanada USA Services Inc. as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2010

Non Union Plan #46840–TransCanada 401(k) and Savings Plan
By:	/s/ Wendy L. Hanrahan
Wendy L. Hanrahan Vice-President TransCanada USA Services Inc., the Plan Administrator

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm to incorporation by reference in Form S-8.
23.2	Consent of Independent Registered Public Accounting Firm to incorporation by reference in Form S-8.